Pricing supplement no. 853
To prospectus dated December 1, 2005,
prospectus supplement dated October 12, 2006 and
product supplement no. 107-I dated November 14, 2007

Registration Statement No. 333-130051
Dated November 27, 2007
Rule 424 (b)(2)



Structured Investments	**JPMorgan Chase & Co.** **$470,000** **Knock-Out Return Enhanced Notes Linked to the MSCI EAFE® Index due January 2, 2009**

General

- The notes are designed for investors who seek a return of twice the appreciation of the MSCI EAFE® Index up to the maximum total return on the notes of 36% at maturity. Investors should be willing to forgo interest and dividend payments, and if the Index closing level has not been greater than 118% of the Initial Index Level on any trading day during the Monitoring Period, and the Ending Index Level declines relative to the Initial Index Level, be willing to lose some or all of their principal. If the Index closing level has been greater than 118% of the Initial Index Level on any trading day during the Monitoring Period, investors should be willing to receive a fixed return on the notes equal to the Knock-Out Rate of 18% at maturity.
- Senior unsecured obligations of JPMorgan Chase & Co. maturing January 2, 2009†.
- Minimum denominations of $1,000 and integral multiples thereof.
- The notes priced on November 27, 2007 and are expected to settle on or about November 30, 2007.

Key Terms

Index:	The MSCI EAFE® Index ("MXEA") (the "Index")
Upside Leverage Factor:	2
Knock-Out Event:	A Knock-Out Event occurs if, on any trading day during the Monitoring Period, the Index closing level is greater than the Knock-Out Level.
Knock-Out Level:	2647.2474, which is equal to 118% of the Initial Index Level.
Knock-Out Rate:	18%
Payment at Maturity:	*If a Knock-Out Event has occurred*, your payment at maturity will be based on the Knock-Out Rate. Under these circumstances, your final payment at maturity per $1,000 principal amount note will be calculated as follows:

$$\$1,000 + (\$1,000 \times 18\%)$$

*If a Knock-Out Event has **not** occurred and the Ending Index Level is greater than the Initial Index Level,* you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Index Return multiplied by 2, subject to a Maximum Total Return on the notes of 36%. If the Index Return is equal to 18%, you will receive the Maximum Total Return on the notes of 36%, which entitles you to a maximum payment at maturity of $1,360 for every $1,000 principal amount note that you hold. Under these circumstances, your payment per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:

$$\$1,000 + [\$1,000 \times (\text{Index Return} \times 2)]$$

*If a Knock-Out Event has **not** occurred and the Ending Index Level is equal to the Initial Index Level,* your final payment at maturity will be $1,000 per $1,000 principal amount note.

*If a Knock-Out Event has **not** occurred and the Ending Index Level is less than the Initial Index Level, your investment will be fully exposed to any decline in the Index.* Under these circumstances, you will lose 1% of the principal amount of your notes for every 1% that the Ending Index Level declines from the Initial Index Level. Accordingly, if a Knock-Out Event has not occurred and the Index Return is negative, your final payment at maturity per $1,000 principal amount note will be calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Index Return})$$

You will lose some or all of your investment at maturity if the Ending Index Level is less than the Initial Index Level and a Knock-Out Event has not occurred.

Monitoring Period:	The period from the pricing date to and including the Observation Date.
Index Return:	$\dfrac{\text{Ending Index Level} - \text{Initial Index Level}}{\text{Initial Index Level}}$
Initial Index Level:	The Index closing level on the pricing date, which was 2243.43.
Ending Index Level:	The Index closing level on the Observation Date.
Observation Date:	December 29, 2008†
Maturity Date:	January 2, 2009†
CUSIP:	48123MHK1

† Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 107-I.

Investing in the Knock-Out Return Enhanced Notes involves a number of risks. See "Risk Factors" beginning on page PS-5 of the accompanying product supplement no. 107-I and "Selected Risk Considerations" beginning on page PS-1 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us
Per note	$1,000	$25	$975
Total	$470,000	$11,750	$458,250

(1) J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $25.00 per $1,000 principal amount note and will use a portion of that commission to pay selling concessions to other dealers of $10.00 per $1,000 principal amount note. See "Underwriting" beginning on page PS-29 of the accompanying product supplement no. 107-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

November 27, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 107-I dated November 14, 2007. **This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated November 14, 2007 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 107-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 107-I dated November 14, 2007:
  http://www.sec.gov/Archives/edgar/data/19617/000089109207004970/e29247_424b2.pdf
- Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf
- Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

Selected Purchase Considerations

- **APPRECIATION POTENTIAL** — If a Knock-Out Event has *not* occurred, the notes provide the opportunity to enhance equity returns by multiplying the Index Return by the Upside Leverage Factor of 2, up to the Maximum Total Return on the notes of 36%, or $1,360 for every $1,000 principal amount note. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **FIXED RETURN IF A KNOCK-OUT EVENT HAS OCCURRED** — If the Index closing level is greater than the Knock-Out Level on any trading day during the Monitoring Period, a Knock-Out Event will occur and you will receive a fixed return at maturity equal to the Knock-Out Rate of 18%, regardless of the Index Return.

- **DIVERSIFICATION OF THE MSCI EAFE® INDEX** — The MSCI EAFE® Index is designed to measure developed market equity performance in Europe, Asia, Australia and the Far East, but excluding the United States and Canada. For additional information about the Index, see "The MSCI EAFE® Index" in the accompanying product supplement no. 107-I.

- **CURRENCY MARKET EXPOSURE** — Holders of the notes will be able to participate in potential fluctuations in the value, relative to the U.S. dollar, of each of the currencies in which the component securities of the country indices that compose the Index trade. If, taking into account the relevant weight of the component securities trading in their respective currencies, the U.S. dollar weakens against these currencies, the value of the Index will increase and the payment at maturity, if any, may increase, depending on whether a Knock-Out Event occurs. For additional information about the impact of currency movements on the notes, please see "Selected Risk Considerations — The Notes Are Subject to Currency Exchange Risk" below.

- **TAX TREATMENT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 107-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat your purchase and ownership of the notes as an "open transaction" that generates long-term capital gain or loss if held for more than one year for U.S. federal income tax purposes, whether or not you are an initial purchaser of notes at the issue price. Note, however, that the Internal Revenue Service ("IRS") or a court may not respect the characterization and treatment of the notes as an "open transaction," in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. For example, the IRS could assert that a "deemed" taxable exchange has occurred on the date on which a Knock-Out Event occurs, if any. If the IRS were successful in asserting that a taxable exchange has occurred, any gain on the deemed exchange would likely be capital gain. In this event the tax treatment of the note after the Knock-Out Event would be uncertain. You should consult your tax adviser regarding the treatment of the notes, including the possible application of the constructive ownership rules as well as possible alternative treatments.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component securities of the Index. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 107-I dated November 14, 2007.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Index and will depend on whether a Knock-Out Event has occurred and, if a Knock-Out Event has not occurred, whether, and the extent to which, the Index Return is positive or negative. If a Knock-Out Event has not occurred and the Ending Index Level is less than the Initial Index Level, for every 1% that the Ending Index Level declines below the Initial Index Level, you will lose an amount equal to 1% of the principal amount of your notes. Under these circumstances, you could lose some or all of your principal.

- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN** — If a Knock-Out Event has not occurred and the Ending Index Level is greater than the Initial Index Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed the Maximum Total Return of 36%, regardless of the appreciation in the Index, which may be significant.

- **THE "KNOCK-OUT" FEATURE WILL LIMIT YOUR RETURN ON THE NOTES** — Your investment in the notes may not perform as well as an investment in a security with a return based solely on the performance of the Index. Your ability to participate in the appreciation of the Index may be limited by the Knock-Out Rate of the notes. The Index closing level will be measured on each trading day during the Monitoring Period in order to determine whether a Knock-Out Event has occurred. If a Knock-Out Event has occurred, the return on each $1,000 principal amount note will equal $1,000 x the Knock-Out Rate of 18%, or $180, and will not be determined by reference to the Index Return. Once a Knock-Out Event has occurred, your return on the notes will be determined by the Knock-Out Rate, even if the Index closing level on any trading day during the Monitoring Period subsequently increases beyond the Knock-Out Level. In addition, if a Knock-Out Event has occurred, your return on the notes at maturity may be less than the return you would have received at maturity if a Knock-Out Event had not occurred and the Ending Index Level was greater than the Initial Index Level. If a Knock-Out Event has not occurred and the Ending Index Level is greater than the Initial Index Level, your return on the notes would equal the Index Return multiplied by the Upside Leverage Factor, subject to the Maximum Total Return on the note, which may yield a greater return on your investment than the Knock-Out Rate.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under "Many Economic and Market Factors Will Impact the Value of the Notes" below.

  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK** — Because the prices of the component securities of the country indices that compose the Index are converted into U.S. dollars for purposes of calculating the value of the component country indices and the Index, your notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the component securities of the Index trade. Your net exposure will depend on the extent to which such currencies strengthen or weaken against the U.S. dollar and the relative weight of the component securities in the Index denominated in each such currency. If, taking into account such weighting, the U.S. dollar strengthens against such currencies, the value of the Index will be adversely affected and the payment at maturity, if any, may be reduced.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the prices of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    - the expected volatility of the Index;
    - the time to maturity of the notes;
    - whether a Knock-Out Event has occurred;
    - the dividend rate on the common stocks underlying the Index;
    - interest and yield rates in the market generally as well as in the markets of the equity securities composing the Index;
    - a variety of economic, financial, political, regulatory or judicial events;
    - the exchange rate and the volatility of the exchange rate between the U.S. dollar and the currencies in which securities composing the Index are traded and the correlation between that rate and the level of the Index; and
    - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table and graph illustrate the hypothetical total return at maturity on the notes. The "total return" as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume an Initial Index Level of 2300, a Knock-Out Level of 2714 (which is equal to 118% of the assumed Initial Index Level) and reflect the Knock-Out Rate of 18%, the Upside Leverage Factor of 2 and the Maximum Total Return on the notes of 36%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table, graph and examples have been rounded for ease of analysis.

Ending Index Level	Index Return	Note Total Return if Knock-Out Event Has Not Occurred (1)	Note Total Return if Knock-Out Event Has Occurred (2)
4140	80.00%	N/A	18.00%
3795	65.00%	N/A	18.00%
3450	50.00%	N/A	18.00%
3220	40.00%	N/A	18.00%
2990	30.00%	N/A	18.00%
2760	20.00%	N/A	18.00%
2714	18.00%	36.00%	18.00%
2645	15.00%	30.00%	18.00%
2530	10.00%	20.00%	18.00%
2415	5.00%	10.00%	18.00%
2300	0.00%	0.00%	18.00%
2185	-5.00%	-5.00%	18.00%
2070	-10.00%	-10.00%	18.00%
1840	-20.00%	-20.00%	18.00%
1610	-30.00%	-30.00%	18.00%
1380	-40.00%	-40.00%	18.00%
1150	-50.00%	-50.00%	18.00%
920	-60.00%	-60.00%	18.00%
690	-70.00%	-70.00%	18.00%
460	-80.00%	-80.00%	18.00%
230	-90.00%	-90.00%	18.00%
0	-100.00%	-100.00%	18.00%

(1) The Index closing level is less than or equal to 2714 on each trading day during the Monitoring Period.

(2) The Index closing level is greater than 2714 on at least one trading day during the Monitoring Period.

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: **The Index closing level increases from the Initial Index Level of 2300 to an Ending Index Level of 2530 and the Index closing level did not exceed the Knock-Out Level of 2714 on any trading day during the Monitoring Period.** Because (i) the Ending Index Level is greater than the Initial Index Level, (ii) a Knock-Out Event has not occurred and (iii) the Index Return of 10% multiplied by 2 does not exceed the Maximum Total Return of 36%, the investor receives a payment at maturity of $1,200 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (10\% \times 2)] = \$1,200$$

Example 2: **The Index closing level increases from the Initial Index Level of 2300 to an Ending Index Level of 2415 and the Index closing level exceeded the Knock-Out Level of 2714 on at least one trading day during the Monitoring Period.** Because a Knock-Out Event has occurred, the investor receives a fixed payment at maturity of $1,180 per $1,000 principal amount note, regardless of the Index Return, calculated as follows:

$$\$1,000 + (\$1,000 \times 18\%) = \$1,180$$

Example 3: **The Index closing level increases from the Initial Index Level of 2300 to an Ending Index Level of 3220 and the Index closing level did not exceed the Knock-Out Level of 2714 on any trading day during the Monitoring Period prior to the Observation Date.** Because (i) the Ending Index Level is greater than the Knock-Out Level and (ii) a Knock-Out Event has occurred, the investor receives a fixed payment at maturity of $1,180 per $1,000 principal amount note, regardless of the Index Return, calculated as follows:

$$\$1,000 + (\$1,000 \times 18\%) = \$1,180$$

Example 4: **The Index closing level declines from the Initial Index Level of 2300 to an Ending Index Level of 1840 and the Index closing level did not exceed the Knock-Out Level of 2714 on any trading day during the Monitoring Period.** Because (i) the Ending Index Level is less than the Initial Index Level and (ii) a Knock-Out Event has not occurred, the Index Return is negative and the investor receives a payment at maturity of $800 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times -20\%) = \$800$$

Example 5: **The Index closing level declines from the Initial Index Level of 2300 to an Ending Index Level of 1840 and the Index closing level exceeded the Knock-Out Level of 2714 on at least one trading day during the Monitoring Period.** Because a Knock-Out Event has occurred, the investor receives a fixed payment at maturity of $1,180 per $1,000 principal amount note, regardless of the Index Return, calculated as follows:

$$\$1,000 + (\$1,000 \times 18\%) = \$1,180$$

Example 6: **The Index closing level increases from the Initial Index Level of 2300 to an Ending Index Level of 2714 and the Index closing level did not exceed the Knock-Out Level of 2714 on any trading day during the Monitoring Period.** Because (i) the Ending Index Level is greater than the Initial Index Level, (ii) a Knock-Out Event has not occurred and (iii) the Index Return of 18% multiplied by 2 equals the Maximum Total Return of 36%, the investor receives a payment at maturity of $1,360 per $1,000 principal amount note, which is the maximum payment at maturity on the notes.

Historical Information

The following graph sets forth the historical performance of the MSCI EAFE® Index based on the weekly Index closing level from January 4, 2002 through November 23, 2007. The Index closing level on November 27, 2007 was 2243.43. We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on the Observation Date or on any trading day during the Monitoring Period. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.



Historical Performance of the MSCI EAFE® Index

Source: Bloomberg